

Mail Stop 4720

October 27, 2015

Via E-mail
Mr. Donald J. Seibel
Chief Financial Officer and Treasurer
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, Iowa 50266

> **Re:** **FBL Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **File No. 001-11917**

Dear Mr. Seibel:

We have limited our review to only your financial statements and related disclosures. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements
Note 1: Significant Accounting Policies
Investments
Fixed Maturities and Equity Securities, page 64

1. You disclose that amortization/accrual of premiums and discounts on mortgage and asset-backed securities incorporate prepayment assumptions to estimate the securities' expected lives. Please tell us how you accounted for changes in cash flows related to your mortgage- and asset-backed securities, and in what circumstances, you accounted for these changes prospectively versus retrospectively. Refer to ASC 325-40-35 and ASC 325-10-35-38 through 35-43. In your response, indicate how you considered credit quality in your determination of the accounting. In this regard, it appears from

disclosures in the tables on pages 41, 42 and 43 that the investments you hold in the securities include those of high credit quality and of other-than high credit quality.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance